

September 29, 2011

Via E-mail
Xue Bangyi
Chief Executive Officer
Jinzanghuang Tibet Pharmaceuticals, Inc.
Harborside Financial Center
2500 Plaza V
Jersey City, NJ 07311

Re: Jinzanghuang Tibet Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-Q for Fiscal Quarter Ended December 31, 2010
Filed February 17, 2011
File No. 000-53254

Dear Mr. Bangyi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Financial Statements

Notes to Financial Statements

Note 1 – Business Description and Significant Accounting Policies, page F-6

1. We have reviewed your response to our prior comment 6, noting your response that Tibet Medicine, Inc. organized Beijing Taibodekang Consulting. This appears to be inconsistent with the next sentence of your response which states that you acquired

ownership of Beijing Taibodekang Consulting by committing to pay the registered equity within five years. Please clarify and revise.

2. Considering the comment above, please provide us with a detailed discussion of how you accounted for this transaction and the ownership composition of Beijing Taibodekang Consulting prior to the transaction with Tibet Medicine, Inc.

3. We have reviewed your response to our prior comment 7, noting the statements in the Share Pledge Agreement and Proxy Agreement filed as exhibit 10-b and 10-d, respectively, in your Form 8-K on January 20, 2009 are erroneous. Based on this, please file the correct executed versions of these exhibits in their entirety.

4. We have review your response to our prior comment 7, noting Tibet Medicine Inc., owns 100% of the registered capital of Beijing Taibodekang Consulting. In addition, we note from your response to our prior comment 6 that the shareholders of Tibet Medicine, Inc. were Wang Shuxiang and Mark Tang. This would appear to be inconsistent with your disclosure here which states that Beijing Taibodekang Consulting and Leling Jinzanghuang were both controlled by Xue Bangyi when you entered into the Entrusted Management Agreements. Please clarify or revise.

5. We have reviewed your response to our prior comment 9, noting no fees have been paid for the years ended June 20, 2009 and 2010. Please note that this does not address our comment therefore it is being reissued. Please revise your disclosure to state the circumstances and types of fees that will be incurred under Article 3 of the "Exclusive Technical Service and Business Consulting Agreement" filed as Exhibit 10 to the Form 8-K filed on January 20, 2009. Please disclose the amount of fees that have been paid for each reporting period.

Revenue Recognition, page F-7

6. We have reviewed your response to our prior comment 10, noting you have determined you should record revenue on a gross basis based on several factors. Please address the following:
    - We note you consider yourself to be the primary obligor as you have direct customer relationships. Please provide us with a detailed discussion of how you determined this considering the disclosure on page 2 states that all of your sales agency contracts have expired.
    - Please clarify if you have the right to return the "returned goods" to the supplier, Shandong Jinzanghuang.
    - Please provide us with a detailed discussion of your marketing approach.
    - Please clarify whether you take physical possession of the goods shipped from the Shandong Jinzanghuang facility or if they are sent directly to the customer.

- Please provide us with a detailed discussion of your credit risk. Your discussion should address who collects the fees from the customers, how the fees are collected and the types of payments that are received (i.e., cash, credit cards, credit).
- Please provide us with a detailed discussion of your how you determined you should record revenue on a gross basis considering the fact that you only have one supplier for the product, you are not involved in the specifications of the product and you make no changes to the products that are received by the customers.
- Please provide us with a courtesy copy, translated into English, of the executed three year distribution contract entered into with Shandong Jinzanghuang on November 21, 2008 in its entirety.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Outline of Our Business, page 8

7. We note that you have entered into agency agreement with Shenyang Jintao Technology Co., Ltd. in October 2010. Please address the following:
   - We note from your disclosure that you coach each store on how to provide sauna services for products sold by Shandong Jinzanghuang. Please provide us with a detailed discussion of the coaching provided, how that relates to the sauna service, and how the completion of these services is determined.
   - We note from your disclosure that Shenyang Jintao Technology Co., Ltd. remits 40% of the sauna service fee to you once the products are used. Please provide us with a detailed discussion of how the sauna service fee relates to the actual product usage. In addition, please tell us whether any of this fee is remitted to Shandong Jinzanghuang considering the manufacturing and distribution of this product is the sole responsibility of Shandong Jinzanghuang.
   - Please provide us with a courtesy copy, translated into English, of the executed agency agreement entered into with Shenyang Jintao Technology Co., Ltd on October 8, 2010 in its entirety.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant